SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com August 27, 2021

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Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anna Abramson

Jeff Kauten

Joseph Cascarano

Robert Littlepage

Re:	Reinvent Technology Partners Y

Registration Statement on Form S-4

File No. 333-257912

Filed July 15, 2021

Ladies and Gentlemen:

On behalf of our client, Reinvent Technology Partners Y (the “Company”), we hereby provide responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated August 13, 2021 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission by the Company on July 15, 2021.

Concurrently with the filing of this letter, the Company has filed, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments and to reflect certain other changes.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

August 27, 2021

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1.

Questions and Answers for Shareholders of RTPY, page xii

1.	Please include a question explaining Aurora’s business or providing a cross-reference to the sections where Aurora’s business is discussed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page xii of Amendment No. 1.

Q: What is the value of the consideration to be received in the Merger?, page xviii

2.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xviii and 73 of Amendment No. 1.

Q: What equity stake and voting power will current RTPY shareholders...?, page xix

3.	Please revise your tabular disclosures to show the potential impact of interim levels of redemptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xx and 17 of Amendment No. 1 to show the potential impact of 25%, 50% and 75% of the shares assumed to be redeemed under the “Maximum Redemption” scenario set forth in Amendment No. 1. The Company respectfully advises the Staff that it has provided this information in a new footnote (4) to the share ownership and voting power table as opposed to the table itself as the Company believes the disclosure is more readable in this format.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

August 27, 2021

Q: How do I exercise my redemption rights?, page xxv

4.

Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxvi, xxvii, 73 and 74 of Amendment No. 1.

Q: What vote is required...?, page xxxi

5.

Please quantify the approximate number of RTPY shares owned by shareholders who have already agreed to vote to approve the Business Combination. In addition, please clarify the percentage of the remaining shares that are necessary to achieve the voting threshold necessary to approve the transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxxiv and 50 of Amendment No. 1.

The RTPY Transaction Committee’s Reasons for the Business Combination, page 8

6.

We note your disclosure that “94% of crashes are generally caused by human factors.” Clarify the significance of this statement when the deliverable of your product will still involve a degree of human involvement and presumably be susceptible to human error.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 125 of Amendment No. 1 to explain the significance of the 94% statistic in this context.

Opinion of Houlihan Lokey, page 14

7.	Please include cautionary language noting that the fairness opinion addresses fairness to all shareholders as a group as opposed to only shareholders unaffiliated with the Sponsor or its affiliates.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

August 27, 2021

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Houlihan Lokey’s opinion only addressed fairness to RTPY, the entity paying the consideration in the transaction, and not to shareholders or a group of shareholders of RTPY, individually or in the aggregate, because the Company’s shareholders are not paying or receiving any consideration in the transaction. The Company believes that this approach is customary and appropriate for such opinions in stock-for-stock deals. Please see, for example, the following opinions for recent stock-for-stock transactions:

•

The Opinion of Goldman Sachs & Co. LLC, dated May 4, 2021, to the Board of Trustees of Equity Commonwealth in Equity Commonwealth’s proposed acquisition of Monmouth Real Estate Investment Corporation (available at https://www.sec.gov/Archives/edgar/data/803649/000114036121025516/nt10026422x5_424b3.htm#tANB ).

•

The Opinions of Piper Sandler & Co. and Goldman Sachs & Co. LLC, dated April 24, 2021, to the Board of Directors of New York Community Bancorp, Inc. in New York Community Bancorp’s proposed acquisition of Flagstar Bancorp, Inc. (available at https://www.sec.gov/Archives/edgar/data/1033012/000119312521200556/d125734ddefm14a.htm ).

•

The Opinion of Guggenheim Securities, LLC, dated April 20, 2021, to the Board of Directors of The Middleby Corporation in The Middleby Corporation’s proposed acquisition of Welbilt, Inc. (available at https://www.sec.gov/Archives/edgar/data/769520/000119312521194072/d223342d424b3.htm#rom223342_156 ).

•

The Opinion of Moelis & Company LLC, dated February 7, 2021, to the Board of Directors of Gores Holdings VI, Inc. in Gores Holdings VI, Inc.’s proposed acquisition of Matterport, Inc. (available at
https://www.sec.gov/ix?doc=/Archives/edgar/data/1819394/000119312521177351/d101627ds4a.htm#rom101627_59 ).

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

August 27, 2021

Risk Factors

As part of growing our business..., page 34

8.	Please include a discussion of the specific risks associated with the Apparate USA LLC acquisition including, for example, a discussion of Apparate’s history of net losses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 35-36 of Amendment No. 1 to discuss the specific risks associated with the Apparate USA LLC acquisition.

We are dependent on our suppliers..., page 40

9.	Please provide examples of the cases in which you depend on a single supplier for some of your components.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 41 of Amendment No. 1 to provide examples of single source suppliers of Aurora.

Risks Related to the Business Combination and RTPY, page 48

10.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 63-64 of Amendment No. 1.

Since the Sponsor and RTPY’s directors and executive officers..., page 49

11.

We note your disclosure regarding the interests of the Sponsor and RTPY’s directors and executive officers. Please also quantify the aggregate dollar amount of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for RTPY’s officers and directors, if material.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

August 27, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 51, 52, 141 and 142 of Amendment No. 1. There are no material additional securities held, loans extended, fees due, and out-of-pocket expenses for which Sponsor and its affiliates or the Company’s officers and directors are awaiting reimbursement, except as otherwise disclosed in Amendment No. 1.

12.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 51, 52, 141 and 142 of Amendment No. 1.

13.

Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other RTPY shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 144 and 145 of Amendment No. 1.

14.

Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 52 and 142 of Amendment No. 1.

BCA Proposal

Background to the Business Combination, page 107

15.

Consider expanding the description of the transaction timeline to include: (i) if the Sponsor and management and affiliates have a track record with SPACs, balanced disclosure about this record and the outcomes of the prior transactions; and (ii) if the Sponsor has other SPACs in the process of searching for a target company, whether the Sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 112 of Amendment No. 1. In addition, the Company respectfully advises the Staff that the Sponsor does not currently have other

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

August 27, 2021

SPACs in the process of searching for a target company. Although certain affiliates of the Sponsor have recently incorporated blank check companies for the purpose of effecting an initial business combination, none of them have completed their initial public offering nor are any currently in the process of searching for a target company.

16.	We note that your charter waived the corporate opportunities doctrine. Please address whether this conflict of interest impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 127 of Amendment No. 1.

Projected Financial Information, page 125

17.

We note your disclosure that Aurora expects it will begin to generate revenue from trucks without vehicle operators in late 2023 and from cars without vehicle operators in late 2024. Please revise to more prominently disclose that Aurora has not generated revenue to date and does not expect to do so until late 2023. This section should explain in more detail the basis for determining Aurora’s market penetration, including the basis for the rapid adoption of your products and services and the impacts of entry of competitors. In addition, please explain how you estimated expenses in order to determine your gross profit projections and why you believe those estimates are reasonable. We also note your disclosure that you are “projecting limited capital expenditures.” Please explain how this takes into account your plan that early in commercialization Aurora will own or lease and operate a limited fleet and will invest in self-driving system hardware, base vehicles, and commercial facilities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 132-134 of Amendment No. 1.

The Company has revised the disclosure to clarify that Aurora does not expect revenue from trucks without vehicle operators until late 2023 and from cars without vehicle operators until late 2024. The Company has also revised the disclosure to further explain the basis for determining Aurora’s market penetration projections. The Company has also revised the disclosure to further explain the estimated expenses underlying Aurora’s gross profit projections.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

August 27, 2021

Finally, the Company has revised the description of Aurora’s projected free cash flow to explain the costs Aurora will incur when it operates a limited commercial self-driving fleet, in advance of transitioning to a Driver as a Service business model.

U.S. Federal Income Tax Considerations, page 174

18.

We note from Section 2.9 of the Merger Agreement and your disclosure in this section that the parties intend for the domestication and the merger to qualify as a reorganization under Section 368(a) of the Tax Code. Therefore, please file an opinion of counsel supporting such a conclusion. Refer to Item 601(b)(8) of Regulation S-K. See also Staff Legal Bulletin No. 19 for further guidance.

Response: In response to the Staff’s comment, the Company has filed a tax opinion provided by counsel to the Company supporting the intended tax treatment of the Domestication as a reorganization under Section 368(a) of the Code, as Exhibit 8.1 of Amendment No. 1. However, the Company respectfully advises the Staff that the Company does not believe that the U.S. federal income tax consequences of the Merger are material to the Company’s shareholders. As a result, the Company respectfully notes that it has not included a discussion of such consequences in Amendment No. 1. In the event that, contrary to the intent of the parties, the Merger does not qualify as a reorganization under Section 368(a) of the Code, there would be no adverse tax consequence for either the Company or the Company’s shareholders. Therefore, Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19 do not require a tax opinion of counsel supporting the intended tax treatment of the Merger as a reorganization under Section 368(a) of the Code. In addition, the Company does not believe the reference in Section 2.9 of the Merger Agreement regarding the intended tax treatment of the Merger is a representation to the Company’s shareholders regarding the tax consequences of the Merger to them, nor is the Company aware of any applicable rule or guidance that such a recital of intent would by itself require the delivery of a tax opinion of counsel in connection with the Registration Statement.

Accounting for the Business Combination, page 188

19.

Please disclose the ratio of the exchange of RTPY shares for Aurora shares under the two redemption scenarios. Provide similar disclosure within the disclosure accompanying the per share data on page 25.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

August 27, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 27 and 195 of Amendment No. 1 to disclose the ratio of the exchange of RTPY shares for Aurora shares under the various redemption scenarios. The Company respectfully notes the exchange ratio is the same under the various redemption scenarios.

Beneficial Ownership of Securities, page 272

20.	Please disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 283 of Amendment No. 1.

Annex D: Form of Proposed Bylaws, page D-1

21.	Please revise Article XI of the form of bylaws of Aurora Innovation, Inc. to clarify that the exclusive forum provision does not apply to Exchange Act claims.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the final line of the existing Article XI of the form of bylaws of Aurora Innovation, Inc. contains the language “For the avoidance of doubt, nothing contained in this Article XI shall apply to any action brought to enforce a duty or liability created by the 1934 Act or any successor thereto.” As such, the Company believes the existing language already carves out Exchange Act claims from the exclusive forum provision with its reference to the 1934 Act.

Note 4. Acquisitions, page F-71

22.

We note the sole identifiable intangible asset acquired in the ATG acquisition was in-process research and development (IPR&D). Please explain to us why you used the replacement cost approach to determine the fair value of IPR&D and not an income approach since the research and development activities will ultimately result in profit-generating services. Also explain to us why you believe the replacement cost approach resulted in an appropriate fair value for the IPR&D at the date of acquisition.

Response: The Company respectively advises the Staff that the income approach was not used to value the in-process research and development

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

August 27, 2021

(IPR&D) as there were no standalone forecasts for ATG and reliable estimates of future cash flows from the IPR&D could not be reasonably forecasted. ATG had a history of losses, was pre-commercialization, had not generated income prior to the business combination and may have never been able to generate income in the future if the business combination had not occurred. ATG’s technology, consistent with what we believe would be a market participant’s perspective, is being integrated with Aurora’s technology following the ATG acquisition and will continue to be developed, which is expected to result in future economic benefits. Additionally, we did not separately forecast or quantify the incremental revenue attributable to the IPR&D as the technology will never be sold as a standalone product.

The replacement cost approach resulted in a more appropriate fair value for the IPR&D as certain financial information was more readily available such that Aurora could reasonably determine the cost incurred to replace the acquired ATG asset.

Item 21. Exhibits and Financial Statements Schedules.

23.2 Consent of KPMG LLP, page II-3

Please have KPMG correct the date of their report in the consent.

Response: In response to the Staff’s comment, the Company has had KPMG correct the date of their report in the consent.

General

23.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xx and 17 of Amendment No. 1.

24.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

August 27, 2021

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that there were no written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on behalf of the Company, presented to potential investors in reliance on Section 5(d) of the Securities Act, in connection with the Business Combination or the filing of the Registration Statement.

***

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

August 27, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-3972.

Very truly yours,

/s/ Christopher M. Barlow Christopher M. Barlow
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Howard Ellin

Skadden, Arps, Slate, Meagher & Flom LLP

David Cohen

Reinvent Technology Partners Y